Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605
Rockwall, Texas 75087
(972) 722-7351

June 18, 2009

Mr. Scott Anderegg
Mr. Mara Ransom
Mr. H. Christopher Owings
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Surface Coatings, Inc.
Post Effective Amendment #5 to
Registration Statement on Form S-1
File No. 333-145831

Dear Mr. Anderegg, Ms. Ransom and Mr. Owings:

Following is our response to your comments by telephone on June17, 2009.

Post Effective Amendment #5 to Registration Statement on Form S-1
Use 1933 Act language in the correspondence letter, not the 1934 Act language

The company affirms the following:

•	Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Richard Pietrykowski

Richard Pietrykowski
President